NIKOLA CORPORATION

4141 E Broadway Road

Phoenix, Arizona 85040

December 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Nikola Corporation—Registration Statement – Form S-3

File No. 333-283679

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nikola Corporation (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-283679) (the “Registration Statement”) be declared effective on December 16, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, at (650) 233-4670.

[Signature Page Follows]

Sincerely,

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary

cc:	Stanley F. Pierson

Gabriella A. Lombardi